1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2011
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 1, 2011	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

CONTINUING CONNECTED TRANSACTIONS -
ALUMINUM PRODUCTS FABRICATION SERVICES AND
THE FRAMEWORK AGREEMENT FOR ALUMINUM PRODUCTS
FABRICATION SERVICES WITH CHINALCO

Shandong Aluminum, a wholly-owned subsidiary of Chinalco, has been providing aluminum products fabrication services to the Shandong branch of the Company since the financial year 2009. In addition, Qinghai Aluminum, a wholly-owned subsidiary of Chinalco, has been providing aluminum products fabrication services to Chalco Ruimin Company Limited, a subsidiary of the Company, since the financial year 2010. In 2009 and 2010, an aggregate of approximately RMB51 million and RMB138 million were paid by the relevant branch and subsidiary of the Company to the two relevant subsidiaries of Chinalco for the provision of aluminum products fabrication services, respectively. To better regulate the aluminum products fabrication services to be provided by Chinaclo, the Company and Chinalco executed the Framework Agreement For Aluminum Products Fabrication Services on 28 February 2011. The annual caps in respect of the aluminum products fabrication services to be provided by the subsidiaries of Chinalco to the branch and subsidiary of the Company for the two years ending 31 December 2012 are expected to be approximately RMB240 million and RMB240 million, respectively.

Chinalco is the controlling shareholder and a connected person of the Company. As Shandong Aluminum and Qinghai Aluminum are wholly-owned subsidiaries of Chinalco, their provisions of aluminum products fabrication services constitute continuing connected transactions of the Company as defined under the Hong Kong Listing Rules. The total amount of fabrication fees for 2010 exceeds the de minimis threshold of the size test under the Hong Kong Listing Rules and is therefore subject to the announcement requirement but is exempt from the independent shareholders' approval requirement.

I.	ALUMINUM PRODUCTS FABRICATION SERVICES

Since the financial year 2009, Shandong Aluminum, a wholly-owned subsidiary of Chinalco, has been providing aluminum fabrication services through the Bayer Process to the Shandong branch of the Company. Shandong Aluminum established an alumina production line through renovation of its existing assets, however, due to the financial crisis, such production line had been suspended for inspection and maintenance and its production was resumed in August 2009. As such production line has not reached the standard for incorporation into the Company and to avoid horizontal competition, Shandong Aluminum executed a fabrication contract with the Shandong branch of the Company in August 2009 for utilization of such production line for the provision of alumina fabrication and production services to the Shandong branch of the Company.

In addition, since the financial year 2010, Qinghai Aluminum, a wholly-owned subsidiary of Chinalco, has been providing aluminum products fabrication services, such as the fabrication of aluminum alloy cast-rolling coils and cold rolling coils, to Chalco Ruimin Company Limited, a subsidiary of the Company.

II.	HISTORICAL TRANSACTION AMOUNTS, ANNUAL CAPS OF TRANSACTION AND FRAMEWORK AGREEMENT FOR ALUMINUM PRODUCTS FABRICATION SERVICES

In the two financial years ended 2009 and 2010, the Shandong branch of the Company and Chalco Ruimin Company Limited paid an aggregate of approximately RMB51 million and RMB138 million to Shandong Aluminum and Qinghai Aluminum for their aluminum products fabrication services, respectively. To better regulate the aluminum products fabrication services to be provided by the subsidiaries of Chinalco to the branch and subsidiary of the Company, the Company and Chinalco executed the Framework Agreement for Aluminum Products Fabrication Services on 28 February 2011, the major terms of which are as follows:

Date:	28 February 2011

Parties:	The Company (as the client)
Chinalco (as the fabrication service provider)

Term of the agreement:	Two years starting from 1 January 2011 and ending on 31 December 2012

Transactions intended	Aluminum products fabrication services, including but not limited to:
to be regulated:
	*	the provision of alumina fabrication and production services by Shandong Aluminum, a wholly-owned subsidiary of Chinalco, to the Shandong branch of the Company;

*

the provision of fabrication services in respect of aluminum alloy cast-rolling coils and cold rolling coils and etc. by Qinghai Aluminum, a wholly owned subsidiary of Chinalco, to Chalco Ruimin Company Limited, a subsidiary of the Company.

Pricing mechanism:	*	according to the state-prescribed price;

	*	if there is no state-prescribed price, according to the state-guidance price;

	*	if there is neither a state-prescribed price nor a state-guidance price, according to the market price;

	*	if none of the above prices is available, according to the contractual price.

Based on the historical transaction amounts of the above aluminum products fabrication, as well as changes in the Company's future demands for aluminum products fabrication services, the Company expects that the annual caps for aluminum products fabrication services to be provided by the subsidiaries of Chinalco to the branch and subsidiary of the Company for the two years ending 31 December 2012 will be approximately as follows:

	From 1 January	From 1 January
	2011 to	2012 to
	31 December	31 December
	2011	2012
	(RMB)	(RMB)

Estimated Annual Caps	240 million	240 million

Prior to the expiration of the Framework Agreement on 31 December 2012, the Company will arrange for its renewal together with the framework agreements for other continuing connected transactions which will expire at the same time.

III.	REASONS AND BENEFITS FOR THE CONTINUING CONNECTED TRANSACTIONS

Shandong Aluminum established an alumina production line through renovation of its existing assets and its provision of alumina fabrication and production services to the Shandong branch of the Company can avoid horizontal competition. In the past, Qinghai Aluminum purchased primary aluminum from the Company and sold aluminum fabrication products to the Company. The provision of aluminum products fabrication services by Qinghai Aluminum to Chalco Ruimin Company Limited reduces connected transactions and enhances the production capability for aluminum fabrication products of Chalco Ruimin Company Limited.

The Directors (including independent non-executive Directors) are of the view that, the Framework Agreement is entered into on normal commercial terms in the ordinary course of business of the Company on an arm's length basis. The terms and the annual caps for the continuing connected transactions under the Framework Agreement are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

As Mr. Xiong Weiping, Chairman and Chief Executive, also serves as the general manager of Chinalco, and Mr. Lv Youqing, Non-Executive Director, also serves as the deputy general manager of Chinalco, they are deemed to have a material interest in the continuing connected transactions. Pursuant to the requirements under the Hong Kong Listing Rules, Mr. Xiong Weiping and Mr. Lv Youqing have abstained from voting in respect of the resolution approving the Framework Agreement and the annual caps for the continuing connected transactions thereunder.

IV.	IMPLICATIONS UNDER THE LISTING RULES

Chinalco is the controlling shareholder and a connected person of the Company. As Shandong Aluminum and Qinghai Aluminum are wholly-owned subsidiaries of Chinalco, their provisions of aluminum products fabrication services constitute continuing connected transactions of the Company as defined under the Hong Kong Listing Rules. The total amount of the aluminum products fabrication fees for 2009 was below the disclosure level as defined under the Hong Kong Listing Rules. The amount of the aluminum products fabrication fees for 2010 exceeded the minimum disclosure level as defined under the Hong Kong Listing Rules and is therefore subject to the announcement requirement but is exempt from the independent shareholders' approval requirement. The relevant annual caps for the continuing aluminum products fabrication transactions under the Framework Agreement in 2011 and 2012 exceed the minimum disclosure level set out in the Hong Kong Listing Rules and are therefore subject to the announcement requirement but are exempt from independent shareholders' approval requirement.

V.	INFORMATION ON THE PARTIES

The Company is the largest producer of alumina and primary aluminum in the PRC. It is principally engaged in bauxite mining, alumina refining and primary aluminum smelting.

Chinalco, the controlling shareholder of the Company, is a state-owned enterprise established in accordance with the laws of the PRC. It is principally engaged in (i) investment and operation management of state-owned assets; (ii) bauxite mining, alumina refining, smelting, processing and trading of aluminum; (iii) mining, smelting, processing and trading of rare metals and rare earth; (iv) mining, smelting, processing and trading of copper and other nonferrous metals; and (v) related engineering and technological services

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Framework Agreement" or "Framework Agreement for Aluminum Products Fabrication Services"

the Framework Agreement for Aluminum Products Fabrication Services executed between the Company and Chinalco on 28 February 2011 in relation to the provision of fabrication and production services for relevant aluminum products by Chinalco and/or its associates;

"Board"	the board of directors of the Company;

"Chinalco"	Aluminum Corporation of China* (), a state-owned enterprise established in the PRC and the controlling shareholder of the Company;

"Company"

Aluminum Corporation of China Limited* (), a joint stock limited company established in the PRC with limited liability, the A Shares, H Shares and American Depositary Receipts of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"Directors"	the directors of the Company;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"PRC"	the People's Republic of China excluding, for the purpose of this announcement only, Hong Kong and Macau Special Administrative Region of the PRC and Taiwan;

"RMB"	Renminbi, the lawful currency of the PRC;

"Shandong Aluminum"	Shandong Aluminum Corporation* (), a company registered in the PRC with limited liability and a wholly-owned subsidiary of Chinalco, the controlling shareholder of the Company;

"subsidiary" or "subsidiaries"	has the same meaning ascribed thereto under the Listing Rules; and

"Qinghai Aluminum"	Qinghai Aluminum Co., Ltd.* (), a company registered in the PRC with limited liability and a wholly-owned subsidiary of Chinalco, the controlling shareholder of the Company.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
28 February 2011

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan and Mr. Liu Xiangmin (executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (independent non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary